Acurx Pharmaceuticals, Inc.

259 Liberty Avenue
Staten Island, New York 10305

July 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Acurx Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-273015
Request for Acceleration

Dear Mr. Campbell:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Acurx Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-273015), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on July 10, 2023, or as soon thereafter as practicable.

Please call Ivan K. Blumenthal or Jeffrey D. Cohan of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 or (212) 692 6710 with any comments or questions regarding this matter.

Very truly yours,

Acurx Pharmaceuticals, Inc.

By:	/s/ David P. Luci
Name: David P. Luci
Title: President and Chief Executive Officer

cc:	Acurx Pharmaceuticals, Inc.
David P. Luci

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Ivan K. Blumenthal, Esq. Jeffrey D. Cohan, Esq.